Meridian Equity Income Fund Top 10 Holdings as of 6/30/2007 Market Percentage Holding Value of Portfolio Intel Corp. $ 1,300,266 3.0 % Waste 1,237,495 2.9 Management, Inc. Diebold, Inc. 1,235,835 2.9 VF Corp. 1,208,856 2.8 AT&T, Inc. 1,202,670 2.8 Chevron Corp. 1,196,208 2.8 Hubbell, Inc. Class 1,190,129 2.8 B 3M Co. 1,183,816 2.7 RPM International, 1,183,810 2.7 Inc. Rohm & Haas Co. 1,175,620 2.7 Net Assets $ 43,188,114 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 6/30/2007 Market Pct. Sector Value Assets Brokerage & Money $ 2,339,604 5.4 % Management Chemicals 2,331,777 5.4 Electrical Equipment 2,330,879 5.4 Basic Materials 2,324,120 5.4 Industrial Services 2,322,990 5.4 Diversified Operations 2,320,276 5.4 Oil & Gas 2,307,164 5.3 Paper/Forest Products 2,185,574 5.1 Insurance 2,156,085 5.0 Technology 1,300,266 3.0 Net Assets $ 43,188,114 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MERDX

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Meridian Growth Fund

Top 10 Holdings

as of 6/30/2007

Holding		Market Value	Percentage of Portfolio	
DENTSPLY International, Inc.	$	59,149,960	2.9	%
BE Aerospace, Inc.		55,172,670	2.7	
Diebold, Inc.		54,983,565	2.7	
Willis Group Holdings, Ltd. (United Kingdom)		54,010,070	2.6	
C. R. Bard, Inc.		53,707,434	2.6	
Cerner Corp.		51,877,208	2.5	
Mercury General Corp.		51,757,989	2.5	
Dionex Corp.		51,723,314	2.5	
BEA Systems, Inc.		50,995,250	2.5	
Affiliated Managers Group, Inc.		50,216,400	2.4	
Net Assets	$	**2,066,749,916**		

© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 6/30/2007 Percentage Holding Market Value of Portfolio DENTSPLY International, $ 59,149,960 2.9 % Inc. BE Aerospace, 55,172,670 2.7 Inc. Diebold, Inc. 54,983,565 2.7 Willis Group Holdings, Ltd. 54,010,070 2.6 (United Kingdom) C. R. Bard, Inc. 53,707,434 2.6 Cerner Corp. 51,877,208 2.5 Mercury 51,757,989 2.5 General Corp. Dionex Corp. 51,723,314 2.5 BEA Systems, 50,995,250 2.5 Inc. Affiliated Managers 50,216,400 2.4 Group, Inc. Net $ 2,066,749,916 Assets Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 6/30/2007 Pct. Sector Market Value Assets Healthcare Products $ 160,173,714 7.7 % Tech-Software 134,087,951 6.5 Healthcare Services 126,631,635 6.1 Retail 126,425,383 6.1 Banking 114,751,208 5.5 Technology 108,632,498 5.3 Insurance Brokers 98,705,219 4.8 Brokerage & Money 98,627,176 4.8 Management Industrial Products 84,059,023 4.1 Consumer Services 83,172,151 4.0 Net Assets $ 2,066,749,916 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MERIDIAN FUND INCORPORATED

MVALX

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Meridian Value Fund

Top 10 Holdings

as of 6/30/2007

Holding		Market Value	Percentage of Portfolio	
Willis Group Holdings, Ltd.	$	58,247,320	3.2	%
Diebold, Inc.		50,216,400	2.8	
Baxter International, Inc.		47,736,882	2.6	
Avon Products, Inc.		47,378,100	2.6	
BE Aerospace, Inc.		46,363,380	2.5	
Beckman Coulter, Inc.		46,090,968	2.5	
Anheuser-Busch Cos., Inc.		41,446,336	2.3	
JPMorgan Chase & Co.		41,182,500	2.3	
Intel Corp.		38,063,520	2.1	
Dynegy, Inc. Class A		37,970,512	2.1	
Net Assets	$	**1,819,440,225**		

© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 6/30/2007 Percentage Holding Market Value of Portfolio Willis Group $ 58,247,320 3.2 % Holdings, Ltd. Diebold, Inc. 50,216,400 2.8 Baxter International, 47,736,882 2.6 Inc. Avon Products, 47,378,100 2.6 Inc. BE Aerospace, 46,363,380 2.5 Inc. Beckman 46,090,968 2.5 Coulter, Inc. Anheuser- Busch Cos., 41,446,336 2.3 Inc. JPMorgan 41,182,500 2.3 Chase & Co. Intel Corp. 38,063,520 2.1 Dynegy, Inc. 37,970,512 2.1 Class A Net $ 1,819,440,225 Assets Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 6/30/2007 Pct. Sector Market Value Assets Industrial Products $ 171,517,554 9.4 % Healthcare Products 168,119,322 9.2 Technology 158,311,309 8.7 Consumer Products 143,547,926 7.9 Banking 123,451,782 6.8 Utilities 97,174,087 5.3 Pharmaceuticals 81,102,528 4.5 Apparel 78,769,615 4.3 Consumer Products/Food & 75,217,414 4.1 Beverage Agriculture 63,023,438 3.5 Net Assets $ 1,819,440,225 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception. Past performance is not predictive of future performance. The grap and table do not reflect the deduction of taxes that a shareholder woul pay on fund distributions or the re demption of fund shares. Net ass value, investment return and principal value will fluctuate, so share when redeemed, may be worth more or less than their original cost. For the most recent performance, please call our shareholder service at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MERDX

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MERIDIAN GROWTH FUND VERSUS S&P 50(
ANNUALIZED PERFORMANCE
(Period ending June 30, 2007)
1 year
5 years
10 years
19.69%
20.59%
12.52%
10.70%
12.58%
7.13%
Meridian Growth
S&P 500

The Wall Street Transcript interview with Richard Aster

© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. The Wall Street Transcript interview with Richard Aster Past performance is not predictive of future performance. The grap and table do not reflect the deduction of taxes that a shareholder woul pay on fund distributions or the re demption of fund shares. Net ass value, investment return and principal value will fluctuate, so share when redeemed, may be worth more or less than their original cost. For the most recent performance, please call our shareholder service at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O’Connor. Past performance is not pr and table do not reflect the d The 2006 Wall Street Transcript interview pay on fund distributions or with Jamie England value, investment return an when redeemed, may be wor Lipper Ranks Meridian Value Fund Number For the most recent perform One at 800-446-6662 (© 2006 REUTERS. Click for Restrictions) Investment Philosophy | Open an Account | Shareholder Services | Short Term Trading Policy | Disclosure of Portfolio Holdings | Pro © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
August 5, 2007
To Our Shareholders:
Corporate buyouts and ample liquidity coupled with the prospect of continued economic growth and modestly higher corporate profits led to broad based market gains during the second quarter. The NASDAQ advanced 7.5%, the S&P 500 5.8% and the Russell 2000 4.1%. Energy, heavy construction and metal ores were among the top performing market sectors. The worst performing groups included textiles, residential construction and home furnishings. The yield on the ten-year government bond increased from 4.65% to 5.03% during the quarter. The rise, we believe, was caused by the weak dollar, inflation jitters and higher interest rates internationally.
Economic growth decelerated to 0.7% in the first quarter of 2007 compared with 2.5% in the fourth quarter of 2006. Non-residential construction is strong and job growth and employment remain healthy. Consumer spending, in spite of the weak housing and mortgage market, is posting modest gains. Residential construction and auto sales are weak. Our economic outlook for the balance of 2007 remains unchanged. We believe GDP growth will be in the 2 to 3% range, interest rates will move somewhat higher and inflation will continue in the 2 to 3% range. The risk to our outlook is significantly higher oil prices and/or a substantial deterioration in the sub prime mortgage market. We don’t expect either of these events to derail the economy, but it is impossible to predict.
We welcome those new shareholders who joined the Meridian Funds during the year and appreciate the continued confidence of our existing shareholders.
Richard F. Aster, Jr.
Meridian Equity Income Fund® (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at June 30, 2007 was $13.14. This represents an increase of 7.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 36.0% and 13.6%, respectively. The Fund’s assets at the close of the year were invested 4.6% in cash and 95.4% in stocks. Total net assets were $43,188,114 and there were 632 shareholders.

The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with 36 positions representing 27 different industry groups. At the end of the year, the portfolio’s average holding had a 5-year-average return on equity of 19.8% and an average dividend yield of 2.6%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $42.1 billion, a debt ratio of 32.8% and earnings per share that are expected to grow 9.8% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.
During the quarter we purchased shares of BP plc and Eaton. We sold our positions in ABM Industries and Regions Financial.
United Parcel, a recent purchase, is the world’s largest package delivery company and a global leader in supply chain management, operating in over 200 countries. The expected continued globalization of trade, just-in-time inventory management, the outsourcing of supply chain processing functions and online shopping are powerful trends that we expect will benefit United Parcel for years to come. The shares yield 2.20% and sell at 18 times trailing earnings, while the company has a relatively low payout ratio, modest debt and a historical return on equity of 20%. We believe that United Parcel is well-managed and ideally positioned to reward long-term investors.
Meridian Growth Fund® (MERDX)
The Meridian Growth Fund’s net asset value per share at June 30, 2007 was $42.74. This represents an increase of 8.9% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,945.4% and 14.1%, respectively. The Fund’s assets at the close of the year were invested 4.9% in cash and cash equivalents and 95.1% in stocks. Total net assets were $2,066,749,916 and there were 75,515 shareholders.
Stocks overall seem to be fairly valued and corporate profits continue to grow while interest rates and inflation remain at reasonable levels. Stock selection, as usual, will be a critical factor in the Fund’s performance. We believe our portfolio consists of well-managed small and medium-sized growth companies that, in general, are market leaders, have strong financial characteristics and earnings growth rates in excess of the S&P 500. We believe that the stocks in the portfolio, on average, sell at a reasonable valuation.
During the quarter, we purchased shares of Darden Restaurants, FMC Technologies and Transaction Systems Architects. We sold our positions in Claire’s Stores, Hyperion Solutions, United Rentals and Zale.
C.R. Bard, a current holding, is a leading developer, manufacturer and marketer of medical technology products serving the vascular, urology, oncology and surgical specialty markets. Each of these markets is over $1 billion in size and is expected to grow 4% to 6% annually. The aging population, increased adoption of minimally invasive surgical procedures, new products and expected expansion into developing countries is anticipated to continue to drive long-term industry growth. The company has a relatively strong market position of between 20% and 40% in each of the markets it serves. We believe that C.R. Bard should be able to grow revenue and profits at a double-digit rate while maintaining a strong balance sheet and generating significant free cash flow. In our view, the stock sells at a reasonable valuation given its market share, earnings growth potential, experienced management team and positive long-term investment outlook.
Meridian Value Fund® (MVALX)
The Meridian Value Fund’s net asset value per share at June 30, 2007 was $38.79. This represents an increase of 9.0% for the calendar year to date. The Fund did not approach full investment status until June 30, 1995, with cash comprising approximately 45-50% of the Fund’s total portfolio from inception until June 30, 1995. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 739.0% and 19.4%, respectively. The comparable period returns for the S&P 500 with dividends were 237.9% and 10.7%, respectively. The Fund’s assets at the close of the year were invested 5.4% in cash and cash equivalents and 94.6% in stocks. Total net assets were $1,819,440,225 and there were 74,915 shareholders.
Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. It is our position that over the long-term this strategy will produce returns that outperform the Fund’s benchmark. In our opinion the portfolio is well-positioned, reasonably valued and diversified. We hold 68 positions, representing 28 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, industrial products and healthcare products. The outlook for our approach, in our view, is favorable at this time.
During the quarter we purchased shares of Albany International, American Medical Systems Holdings, Briggs & Stratton, BP plc, CACI International, Chemtura, Corinthian Colleges, Electronic Arts, Friedman, Billings, Ramsey Group; Hanesbrands, Hewitt Associates, International Coal Group, Intermec, MGI Pharma and Quiksilver. We sold our positions in Alltel, AMVESCAP, Allied Waste Industries, MedImmune, Newell Rubbermaid, Spartech, Safeway, TECO Energy, Thoratec, Tuesday Morning and Unisys.
Kinder Morgan Management, a current holding, is a leading energy infrastructure company focused on the transport, storage and delivery of petroleum products and natural gas. Most earnings are generated by long-term contracts that do not depend on energy prices. Earnings suffered in recent years due primarily to higher interest expense driven by higher rates and funding for expansion projects. These projects — mainly pipelines and terminals built to support growing energy needs — now appear to be set to come to fruition and generate solid returns. Earnings are expected to grow from estimates of $1.60 this year to about $3 over the next 3 to 5 years, with significantly higher expected cash flow per share of $3.40 this year and over $4.50 in 3 to 5 years. We believe the stock is attractively valued at less than 12 times normalized cash flow and a current dividend yield of 6.4%.
Miscellaneous
The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PFPC. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases.
We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.

Meridian Equity Income Fund
Summary of Portfolio Holdings
June 30, 2007
Portfolio Holdings by Category (% of total net assets)

Brokerage & Money Management	5.4%	$2,339,604
Chemicals	5.4	2,331,777
Electrical Equipment	5.4	2,330,879
Basic Materials	5.4	2,324,120
Industrial Services	5.4	2,322,990
Diversified Operations	5.4	2,320,276
Oil & Gas	5.3	2,307,164
Paper/Forest Products	5.1	2,185,574
Insurance	5.0	2,156,085
Technology	3.0	1,300,266
Business Products	2.9	1,235,835
Apparel	2.8	1,208,856
Telecommunications Services	2.8	1,202,670
Business Services	2.7	1,166,721
Insurance Brokers	2.7	1,159,879
Retail	2.7	1,152,214
Leisure & Amusement	2.6	1,143,169
Auto Components	2.6	1,141,950
Office Supplies	2.6	1,140,464
Transportation	2.6	1,136,245
Consumer Products	2.6	1,128,286
Industrial Products	2.6	1,128,120
Building-Tools & Machinery	2.6	1,125,985
Toys	2.5	1,089,999
Healthcare Products	2.5	1,080,507
Banking	2.4	1,037,454
Furniture & Fixtures	2.4	1,019,261
Cash & Other Assets, Less Liabilities	4.6	1,971,764

	100.0%	$43,188,114

Meridian Growth Fund
Summary of Portfolio Holdings
June 30, 2007
Portfolio Holdings by Category (% of total net assets)

Healthcare Products	7.7%	$160,173,714
Tech-Software	6.5	134,087,951
Healthcare Services	6.1	126,631,635
Retail	6.1	126,425,383
Banking	5.5	114,751,208
Technology	5.3	108,632,498
Insurance Brokers	4.8	98,705,219
Brokerage & Money Management	4.8	98,627,176
Industrial Products	4.1	84,059,023
Consumer Services	4.0	83,172,151
Business Services	3.7	77,338,501
Leisure & Amusement	3.7	75,839,992
Restaurants	3.6	74,813,471
Industrial Services	3.3	67,416,757
Aerospace/Defense	2.7	55,172,670
Business Products	2.7	54,983,565
Healthcare Information Services	2.5	51,877,208
Insurance	2.5	51,757,989
Wholesale	2.4	50,026,648
Construction	2.4	49,777,045
Cellular Communications	2.4	49,576,800
Chemicals	2.4	48,845,527
Apparel	2.3	48,643,596
U.S. Government Obligations	2.2	44,758,758
Hotels & Lodging	1.7	35,613,018
Transportation	1.0	21,214,284
Energy	0.9	18,458,260
Cash & Other Assets, Less Liabilities	2.7	55,369,869

	100.0%	$2,066,749,916

Meridian Value Fund
Summary of Portfolio Holdings
June 30, 2007
Portfolio Holdings by Category (% of total net assets)

Industrial Products	9.4%	$171,517,554
Healthcare Products	9.2	168,119,322
Technology	8.7	158,311,309
Consumer Products	7.9	143,547,926
Banking	6.8	123,451,782
Utilities	5.3	97,174,087
Pharmaceuticals	4.5	81,102,528
Apparel	4.3	78,769,615
Consumer Products/Food & Beverage	4.1	75,217,414
Agriculture	3.5	63,023,438
Insurance Brokers	3.2	58,247,320
Oil & Gas	3.0	53,858,471
Energy	3.0	53,706,520
Business Products	2.8	50,216,400
Industrial Services	2.7	49,254,805
Aerospace/Defense	2.5	46,363,380
U.S. Government Obligations	2.4	44,758,758
Brokerage & Money Management	2.0	35,819,385
Telecommunications Equipment	1.8	33,220,398
Tech-Software	1.7	31,228,224
Retail	1.5	26,647,057
Healthcare Services	1.3	22,808,856
Education	1.2	21,944,259
Leisure & Amusement	1.1	20,250,424
Business Services	1.1	19,632,000
Information Technology Services	1.0	19,085,695
Insurance	0.5	9,162,323
Basic Materials	0.4	7,363,431
Real Estate	0.1	1,810,078
Cash & Other Assets, Less Liabilities	3.0	53,827,466

	100.0%	$1,819,440,225

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited)
For the Six Month Period January 1, 2007 to June 30, 2007
We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of a Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.

	Beginning	Ending			Expenses
	Account Value	Account Value	Expense		Paid During
	01/01/07	06/30/07	Ratio(1)		Period(2)
Actual Fund Return
(See explanation below)
Meridian Equity Income Fund	$1,000.00	$1,073.50	1.25	%(4)	$6.43
Meridian Growth Fund	$1,000.00	$1,089.20	0.83%		$4.30
Meridian Value Fund	$1,000.00	$1,089.60	1.07%		$5.54
Hypothetical 5% Return(3)
(See explanation below)
Meridian Equity Income Fund	$1,000.00	$1,018.60	1.25	%(4)	$6.26
Meridian Growth Fund	$1,000.00	$1,020.68	0.83%		$4.16
Meridian Value Fund	$1,000.00	$1,019.49	1.07%		$5.36

(1)	Annualized, based on the Fund’s most recent fiscal half-year expenses.

(2)	Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

(3)	Before expenses.

(4)	See note 2 to Financial Statements.

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited) (continued)
For the Six Month Period January 1, 2007 to June 30, 2007
The table above illustrates your Fund’s costs in two ways:
Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.
To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”
Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.
Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Management’s Discussion of Meridian Equity Income Fund Performance
During the fiscal year ended June 30, 2007, the Meridian Equity Income Fund gained 21.61% compared to a gain of 20.59% for the S&P 500 with reinvested dividends, a gain of 16.43% for the Russell 2000, and a gain of 19.85% for the NASDAQ. The positive performance reflected the strength of our holdings in the banking, basic materials, brokerage and money management, chemicals, diversified operations, electrical equipment, industrial services, insurance, oil and gas, paper/forest products and telecommunications services sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the consumer products, healthcare products, retail sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. Not being weighted in the best performing sectors during the period materially affected the Fund’s performance. The Fund emphasizes investments in companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future.
Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500 Index
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

*	Inception date.

Management’s Discussion of Meridian Growth Fund Performance
During the fiscal year ended June 30, 2007, the Meridian Growth Fund gained 19.69% compared to a gain of 20.59% for the S&P 500 with reinvested dividends, a gain of 16.43% for the Russell 2000, and a gain of 19.85% for the NASDAQ. The positive performance reflected the strength of our holdings in the banking, brokerage and money management, business services, consumer services, healthcare, industrial, insurance, restaurants, retail and technology sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the leisure and amusement sector, as well as the performance of individual stocks that may be the only issue we own in a particular sector. Not being weighted in the best performing sectors during the period materially affected the Fund’s performance. The Fund’s investments include companies that are relatively small in terms of total assets, revenues and earnings, which the Investment Adviser believes may have prospects for above average growth in revenue and earnings.
Value of $10,000 invested in the Meridian Growth Fund, the S&P 500 Index and the Russell 2000 Index
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management’s Discussion of Meridian Value Fund Performance
During the fiscal year ended June 30, 2007, the Meridian Value Fund gained 23.90% compared to a gain of 20.59% for the S&P 500 with reinvested dividends, a gain of 16.43% for the Russell 2000, and a gain of 19.85% for the NASDAQ. The positive performance reflected the strength of our holdings in the agriculture, brokerage and money management, consumer products, healthcare, industrial, insurance, oil and gas, pharmaceutical, real estate, retail, technology, telecommunications and utilities sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset primarily by weakness in our holdings in the apparel, banking, energy, information technology services, and media sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector.
The Meridian Value Fund’s strategy is to invest in stocks, across a range of market capitalizations, which the Investment Adviser believes are undervalued in relation to the issuer’s long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund’s average compounded annual return for the ten-year period from June 30, 1997 to June 30, 2007 was 16.65% compared to 7.11% for the S&P 500, with reinvested dividends. The Meridian Value Fund’s average compounded annual return from inception to June 30, 2007 was 17.46%, compared to 11.60% for the S&P 500, with reinvested dividends.
Value of $10,000 invested in the Meridian Value Fund and the S&P 500 Index
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Meridian Equity Income Fund
Schedule of Investments
June 30, 2007

	Shares	Value
COMMON STOCKS - 95.4%

APPAREL - 2.8%
VF Corp.	13,200	$1,208,856

AUTO COMPONENTS - 2.6%
Autoliv, Inc. (Sweden)	20,080	1,141,950

BANKING - 2.4%
Comerica, Inc.	17,445	1,037,454

BASIC MATERIALS - 5.4%
PPG Industries, Inc.	15,090	1,148,500
Rohm & Haas Co.	21,500	1,175,620

		2,324,120

BROKERAGE & MONEY MANAGEMENT - 5.4%
Federated Investors, Inc. Class B	30,655	1,175,006
Waddell & Reed Financial, Inc. Class A	44,775	1,164,598

		2,339,604

BUILDING-TOOLS & MACHINERY - 2.6%
Stanley Works (The)	18,550	1,125,985

BUSINESS PRODUCTS - 2.9%
Diebold, Inc.	23,675	1,235,835

BUSINESS SERVICES - 2.7%
R. R. Donnelley & Sons Co.	26,815	1,166,721

CHEMICALS - 5.4%
E.I. du Pont de Nemours & Co.	22,580	1,147,967
RPM International, Inc.	51,225	1,183,810

		2,331,777

CONSUMER PRODUCTS - 2.6%
Reynolds American, Inc.	17,305	1,128,286

DIVERSIFIED OPERATIONS - 5.4%
3M Co.	13,640	1,183,816
Eaton Corp.	12,220	1,136,460

		2,320,276

ELECTRICAL EQUIPMENT - 5.4%
Emerson Electric Co.	24,375	1,140,750
Hubbell, Inc. Class B	21,950	1,190,129

		2,330,879

FURNITURE & FIXTURES - 2.4%
Leggett & Platt, Inc.	46,225	1,019,261

HEALTHCARE PRODUCTS - 2.5%
Johnson & Johnson	17,535	1,080,507

INDUSTRIAL PRODUCTS - 2.6%
Bemis Co., Inc.	34,000	1,128,120

INDUSTRIAL SERVICES - 5.4%
Genuine Parts Co.	21,885	1,085,496
Waste Management, Inc.	31,690	1,237,494

		2,322,990

INSURANCE - 5.0%
Lincoln National Corp.	15,285	1,084,471
Mercury General Corp.	19,445	1,071,614

		2,156,085

INSURANCE BROKERS - 2.7%
Willis Group Holdings, Ltd. (United Kingdom)	26,325	1,159,879
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Schedule of Investments (continued)
June 30, 2007

	Shares	Value
COMMON STOCK (continued)

LEISURE & AMUSEMENT - 2.6%
Carnival Corp.	23,440	$1,143,169

OFFICE SUPPLIES - 2.6%
Avery Dennison Corp.	17,155	1,140,464

OIL & GAS - 5.3%
BP plc ADR (United Kingdom)	15,400	1,110,956
Chevron Corp.	14,200	1,196,208

		2,307,164

PAPER/FOREST PRODUCTS - 5.1%
Kimberly-Clark Corp.	15,650	1,046,828
Sonoco Products Co.	26,600	1,138,746

		2,185,574

RETAIL - 2.7%
Limited Brands, Inc.	41,975	1,152,214

TECHNOLOGY - 3.0%
Intel Corp.	54,725	1,300,266

TELECOMMUNICATIONS SERVICES - 2.8%
AT&T, Inc.	28,980	1,202,670

TOYS - 2.5%
Mattel, Inc.	43,100	1,089,999

TRANSPORTATION - 2.6%
United Parcel Service, Inc. Class B	15,565	1,136,245

TOTAL INVESTMENTS - 95.4%
(Cost $35,221,977)	41,216,350

CASH AND OTHER ASSETS, LESS LIABILITIES - 4.6%	1,971,764

NET ASSETS - 100.0%	$43,188,114

ADR — American Depository Receipt
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments
June 30, 2007

	Shares	Value
COMMON STOCKS - 95.1%

AEROSPACE/DEFENSE - 2.7%
BE Aerospace, Inc.*	1,335,900	$55,172,670

APPAREL - 2.3%
Carter’s, Inc.*	1,875,235	48,643,596

BANKING - 5.5%
Annaly Capital Management, Inc. REIT	1,484,400	21,405,048
SVB Financial Group*	872,200	46,322,542
UCBH Holdings, Inc.	2,573,816	47,023,618

		114,751,208

BROKERAGE & MONEY MANAGEMENT - 4.8%
Affiliated Managers Group, Inc.*	390,000	50,216,400
T. Rowe Price Group, Inc.	932,950	48,410,776

		98,627,176

BUSINESS PRODUCTS - 2.7%
Diebold, Inc.	1,053,325	54,983,565

BUSINESS SERVICES - 3.7%
CSG Systems International, Inc.*	1,780,630	47,204,501
Global Payments, Inc.	760,000	30,134,000

		77,338,501

CELLULAR COMMUNICATIONS - 2.4%
American Tower Corp. Class A*	1,180,400	49,576,800

CHEMICALS - 2.4%
RPM International, Inc.	2,113,610	48,845,527

CONSTRUCTION - 2.4%
Granite Construction, Inc.	775,585	49,777,045

CONSUMER SERVICES - 4.0%
Regis Corp.	1,059,100	40,510,575
Rollins, Inc.	1,873,587	42,661,576

		83,172,151

ENERGY - 0.9%
FMC Technologies, Inc.*	233,000	18,458,260

HEALTHCARE INFORMATION SERVICES - 2.5%
Cerner Corp.*	935,230	51,877,208

HEALTHCARE PRODUCTS - 7.7%
C. R. Bard, Inc.	649,975	53,707,434
DENTSPLY International, Inc.	1,546,000	59,149,960
Edwards Lifesciences Corp.*	958,985	47,316,320

		160,173,714

HEALTHCARE SERVICES - 6.1%
Apria Healthcare Group, Inc.*	1,327,700	38,197,929
DaVita, Inc.*	839,100	45,210,708
Laboratory Corp. of America Holdings*	552,300	43,222,998

		126,631,635

HOTELS & LODGING - 1.7%
Las Vegas Sands Corp.*	466,200	35,613,018

INDUSTRIAL PRODUCTS - 4.1%
Airgas, Inc.	675,067	32,335,709
Dionex Corp.*	728,600	51,723,314

		84,059,023
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)
June 30, 2007

	Shares	Value
COMMON STOCKS (continued)

INDUSTRIAL SERVICES - 3.3%
Allied Waste Industries, Inc.*	3,043,025	$40,959,117
Republic Services, Inc.	863,500	26,457,640

		67,416,757

INSURANCE - 2.5%
Mercury General Corp	939,176	51,757,989

INSURANCE BROKERS - 4.8%
Brown & Brown, Inc.	1,777,850	44,695,149
Willis Group Holdings, Ltd. (United Kingdom)	1,225,830	54,010,070

		98,705,219

LEISURE & AMUSEMENT - 3.7%
Royal Caribbean Cruises, Ltd.	1,149,965	49,425,496
Winnebago Industries, Inc.	894,800	26,414,496

		75,839,992

RESTAURANTS - 3.6%
CBRL Group, Inc.	731,088	31,056,618
Darden Restaurants, Inc.	994,700	43,756,853

		74,813,471

RETAIL - 6.1%
Bed Bath & Beyond, Inc.*	1,032,700	37,166,873
PetSmart, Inc.	1,471,000	47,733,950
Ross Stores, Inc.	1,348,200	41,524,560

		126,425,383

TECHNOLOGY - 5.3%
International Rectifier Corp.*	1,325,500	49,388,130
Transaction Systems Architects, Inc.*	545,040	18,346,046
Zebra Technologies Corp. Class A*	1,055,713	40,898,322

		108,632,498

TECH-SOFTWARE - 6.5%
Advent Software, Inc.*	1,066,438	34,712,557
BEA Systems, Inc.*	3,725,000	50,995,250
Cognos, Inc. (Canada)*	1,219,565	48,380,144

		134,087,951

TRANSPORTATION - 1.0%
AirTran Holdings, Inc.*	1,942,700	21,214,284

WHOLESALE - 2.4%
United Stationers, Inc.*	750,700	50,026,648

TOTAL COMMON STOCKS - 95.1%
(Cost $1,526,044,643)		1,966,621,289

U.S. GOVERNMENT OBLIGATIONS - 2.2%
U.S. Treasury Bill @ 4.963%** due 07/19/07 (Face Value $15,000,000)		14,963,738
U.S. Treasury Bill @ 4.843%** due 08/09/07 (Face Value $15,000,000)		14,923,300
U.S. Treasury Bill @ 4.716% due 09/06/07 (Face Value $15,000,000)		14,871,720

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $44,755,563)		44,758,758

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)
June 30, 2007

Value
TOTAL INVESTMENTS - 97.3%
(Cost $1,570,800,206)	$2,011,380,047

CASH AND OTHER ASSETS, LESS LIABILITIES - 2.7%	55,369,869

NET ASSETS - 100.0%	$2,066,749,916

REIT — Real Estate Investment Trust

*	Non-income producing securities

**	Annualized yield at date of purchase
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments
June 30, 2007

	Shares	Value
COMMON STOCKS - 94.6%

AEROSPACE/DEFENSE - 2.5%
BE Aerospace, Inc.*	1,122,600	$46,363,380

AGRICULTURE - 3.5%
Bunge, Ltd.	341,100	28,822,950
Universal Corp.	561,400	34,200,488

		63,023,438

APPAREL - 4.3%
Hanesbrands, Inc.*	728,500	19,691,355
Liz Claiborne, Inc.	796,300	29,701,990
Quiksilver, Inc.*	2,079,000	29,376,270

		78,769,615

BANKING - 6.8%
Annaly Capital Management, Inc. REIT	1,590,800	22,939,336
Friedman, Billings, Ramsey Group, Inc. Class A	3,306,400	18,052,944
JPMorgan Chase & Co.	850,000	41,182,500
Regions Financial Corp.	1,008,300	33,374,730
Stewart Information Services Corp.	198,400	7,902,272

		123,451,782

BASIC MATERIALS - 0.4%
Barrick Gold Corp. (Canada)	253,300	7,363,431

BROKERAGE & MONEY MANAGEMENT - 2.0%
Federated Investors, Inc. Class B	934,500	35,819,385

BUSINESS PRODUCTS - 2.8%
Diebold, Inc.	962,000	50,216,400

BUSINESS SERVICES - 1.1%
Hewitt Associates, Inc. Class A*	613,500	19,632,000

CONSUMER PRODUCTS - 7.9%
Avon Products, Inc.	1,289,200	47,378,100
Blount International, Inc.*	677,800	8,865,624
Briggs & Stratton Corp.	564,300	17,809,308
Electronic Arts, Inc.*	572,000	27,067,040
Helen of Troy, Ltd.* (Bermuda)	371,275	10,024,425
Pactiv Corp.*	1,016,100	32,403,429

		143,547,926

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.1%
Anheuser-Busch Cos., Inc.	794,600	41,446,336
International Flavors & Fragrances, Inc.	647,700	33,771,078

		75,217,414

EDUCATION - 1.2%
Corinthian Colleges, Inc.*	1,347,100	21,944,259

ENERGY - 3.0%
GlobalSanteFe Corp.	286,400	20,692,400
Hanover Compressor Co.*	1,046,000	24,947,100
International Coal Group, Inc.*	1,349,000	8,067,020

		53,706,520
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
June 30, 2007

	Shares	Value
COMMON STOCKS (continued)

HEALTHCARE PRODUCTS - 9.2%
American Medical Systems Holdings, Inc.*	1,540,600	$27,792,424
Baxter International, Inc.	847,300	47,736,882
Beckman Coulter, Inc.	712,600	46,090,968
Cooper Cos, Inc. (The)	475,400	25,348,328
STERIS Corp.	691,200	21,150,720

		168,119,322

HEALTHCARE SERVICES - 1.3%
Apria Healthcare Group, Inc.*	792,800	22,808,856

INDUSTRIAL PRODUCTS - 9.4%
Albany International Corp. Class A	492,600	19,920,744
Cabot Corp.	681,100	32,474,848
Chemtura Corp.	1,653,100	18,365,941
Dionex Corp.*	326,587	23,184,411
Mine Safety Appliances Co.	453,350	19,838,596
Schnitzer Steel Industries, Inc. Class A	466,500	22,364,010
Sealed Air Corp.	1,140,200	35,369,004

		171,517,554

INDUSTRIAL SERVICES - 2.7%
ABM Industries, Inc.	420,400	10,850,524
SYSCO Corp.	221,900	7,320,481
Waste Management, Inc.	796,000	31,083,800

		49,254,805

INFORMATION TECHNOLOGY SERVICES - 1.0%
CACI International, Inc. Class A*	390,700	19,085,695

INSURANCE - 0.5%
XL Capital, Ltd. Class A (Bermuda)	108,700	9,162,323

INSURANCE BROKERS - 3.2%
Willis Group Holdings, Ltd. (United Kingdom)	1,322,000	58,247,320

LEISURE & AMUSEMENT - 1.1%
Polaris Industries, Inc.	373,900	20,250,424

OIL & GAS - 3.0%
BP plc ADR (United Kingdom)	226,500	16,339,710
Kinder Morgan Management, LLC*	722,905	37,518,761

		53,858,471

PHARMACEUTICALS - 4.5%
Charles River Laboratories International, Inc.*	519,900	26,837,238
MGI Pharma, Inc.*	1,022,600	22,875,562
Schering-Plough Corp.	1,031,200	31,389,728

		81,102,528

REAL ESTATE - 0.1%
Apartment Investment & Management Co. Class A REIT	35,900	1,810,078

RETAIL - 1.5%
Rent-A-Center, Inc.*	1,015,900	26,647,057
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
June 30, 2007

	Shares	Value
COMMON STOCKS (continued)

TECHNOLOGY - 8.7%
Analog Devices, Inc.	290,600	$10,938,184
Avid Technology, Inc.*	535,400	18,926,390
comScore, Inc.*	1,000	23,150
Entegris, Inc.*	2,316,700	27,522,396
Intel Corp	1,602,000	38,063,520
Intermec, Inc.*	212,600	5,380,906
Spreadtrum Communications, Inc. ADR* (China)	250	3,633
Western Digital Corp.*	1,657,800	32,078,430
Zebra Technologies Corp. Class A*	655,000	25,374,700

		158,311,309

TECH-SOFTWARE - 1.7%
Cognos, Inc.* (Canada)	787,200	31,228,224

TELECOMMUNICATIONS EQUIPMENT - 1.8%
Nokia Oyj ADR (Finland)	1,181,800	33,220,398

UTILITIES - 5.3%
Dynegy, Inc. Class A*	4,022,300	37,970,512
Hawaiian Electric Industries, Inc	1,004,575	23,798,381
Progress Energy, Inc	776,600	35,405,194

		97,174,087

TOTAL COMMON STOCKS - 94.6%
(Cost $1,459,519,616)		1,720,854,001

U.S. GOVERNMENT OBLIGATIONS - 2.4%
U.S. Treasury Bill @ 4.963%** due 07/19/07 (Face Value $15,000,000)	14,963,738
U.S. Treasury Bill @ 4.843%** due 08/09/07 (Face Value $15,000,000)	14,923,300
U.S. Treasury Bill @ 4.716% due 09/06/07 (Face Value $15,000,000)	14,871,720

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $44,755,563)	44,758,758

TOTAL INVESTMENTS - 97.0%
(Cost $1,504,275,179)	1,765,612,759

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.0%	53,827,466

NET ASSETS - 100.0%	$1,819,440,225

ADR — American Depository Receipt
REIT — Real Estate Investment Trust

*	Non-income producing securities

**	Annualized yield at date of purchase
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Assets and Liabilities
June 30, 2007

	Equity
	Income Fund	Growth Fund	Value Fund
ASSETS

Investments (Cost $35,221,977, $1,570,800,206 and $1,504,275,179, respectively)	$41,216,350	$2,011,380,047	$1,765,612,759
Cash	1,930,885	61,311,094	50,617,204
Receivable for:
Capital shares purchased	35,000	496,320	404,858
Securities sold	—	13,396,860	36,216,886
Dividends	73,875	1,320,658	1,692,985
Interest	7,655	246,418	195,787
Prepaid expenses	6,913	7,360	6,954

TOTAL ASSETS	43,270,678	2,088,158,757	1,854,747,433

LIABILITIES

Payable for:
Capital shares sold	—	4,604,628	1,018,462
Securities purchased	—	15,238,759	32,488,635
Accrued expenses:
Investment advisory fees	39,324	1,291,028	1,512,791
Pricing fees	6,196	35,463	36,252
Audit fees	28,429	31,966	32,011
Directors’ fees	95	10,399	17,846
Other payables and accrued expenses	8,520	196,598	201,211

TOTAL LIABILITIES	82,564	21,408,841	35,307,208

NET ASSETS	$43,188,114	$2,066,749,916	$1,819,440,225

Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively)	3,285,827	48,353,294	46,902,650

Net asset value per share (offering and redemption price)	$13.14	$42.74	$38.79

Net Assets consist of:
Paid in capital	$36,065,271	$1,494,406,286	$1,366,665,336
Accumulated net realized gain	790,078	130,253,148	191,437,321
Net unrealized appreciation on investments	5,994,373	440,579,841	261,337,580
Accumulated undistributed net investment income (loss)	338,392	1,510,641	(12)

	$43,188,114	$2,066,749,916	$1,819,440,225

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Operations
For the Year Ended June 30, 2007

	Equity
	Income Fund	Growth Fund	Value Fund
INVESTMENT INCOME

Dividends (net of foreign taxes withheld of $0, $0 and $126,677, respectively)	$918,239	$13,121,518	$25,078,730
Interest	76,744	4,680,529	4,347,282
Other income	—	6,550	—

Total investment income	994,983	17,808,597	29,426,012

EXPENSES

Investment advisory fees	314,307	14,312,179	17,580,176
Transfer agent fees	25,994	508,037	523,421
Reports to shareholders	854	223,963	205,654
Custodian fees	9,748	406,720	381,532
Pricing fees	38,588	222,566	220,681
Professional fees	29,200	70,709	62,171
Registration and filing fees	20,998	34,306	38,701
Miscellaneous expenses	2,128	27,185	28,031
Directors’ fees and expenses	1,095	11,680	11,680

Total expenses	442,912	15,817,345	19,052,047
Expenses waived and reimbursed by Advisor (Note 2)	(12,964)	—	—

Net expenses	429,948	15,817,345	19,052,047

Net investment income	565,035	1,991,252	10,373,965

NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS

Net realized gain on investments	1,156,674	206,433,053	272,172,155
Net change in unrealized appreciation on investments	4,745,850	126,767,717	92,047,871

Net gain on investments	5,902,524	333,200,770	364,220,026

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$6,467,559	$335,192,022	$374,593,991

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets

	Equity Income Fund		Growth Fund
	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
OPERATIONS

Net investment income (loss)	$565,035	$314,806	$1,991,252	$(502,511)
Net realized gain on investments	1,156,674	1,824	206,433,053	69,915,840
Net increase in unrealized appreciation of investments	4,745,850	1,235,646	126,767,717	86,155,525

Net increase in net assets from operations	6,467,559	1,552,276	335,192,022	155,568,854

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income	(437,139)	(152,533)	(480,611)	—
Distributions from net realized capital gains	(298,676)	(12,482)	(138,884,318)	(35,405,369)

Net distributions	(735,815)	(165,015)	(139,364,929)	(35,405,369)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares	12,291,605	16,180,179	360,777,435	353,645,898
Reinvestment of distributions	677,132	137,665	117,740,707	29,835,577
Redemption fees	392	681	19,004	22,490
Less: redemptions of shares	(963,461)	(666,928)	(296,988,641)	(507,856,910)

Increase (decrease) resulting from capital share transactions	12,005,668	15,651,597	181,548,505	(124,352,945)

Total increase (decrease) in net assets	17,737,412	17,038,858	377,375,598	(4,189,460)

NET ASSETS

Beginning of year	25,450,702	8,411,844	1,689,374,318	1,693,563,778

End of year	$43,188,114	$25,450,702	$2,066,749,916	$1,689,374,318

Undistributed Net Investment Income at end of year	$338,392	$213,040	$1,510,641	$—

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets

	Value Fund
	Year Ended	Year Ended
	June 30, 2007	June 30, 2006
OPERATIONS

Net investment income	$10,373,965	$9,730,158
Net realized gain on investments	272,172,155	173,580,142
Net increase (decrease) in unrealized appreciation of investments	92,047,871	(37,832,024)

Net increase in net assets from operations	374,593,991	145,478,276

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income	(17,859,640)	(16,078,058)
Distributions from net realized capital gains	(223,659,270)	(216,870,523)

Net distributions	(241,518,910)	(232,948,581)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares	173,402,041	200,186,023
Reinvestment of distributions	205,961,289	195,949,460
Redemption fees	30,190	45,193
Less: redemptions of shares	(379,902,431)	(893,314,233)

Decrease resulting from capital share transactions	(508,911)	(497,133,557)

Total increase (decrease) in net assets	132,566,170	(584,603,862)

NET ASSETS

Beginning of year	1,686,874,055	2,271,477,917

End of year	$1,819,440,225	$1,686,874,055

Undistributed Net Investment Income at end of year	$—	$—

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights
Selected data for each share of capital stock outstanding throughout each period

			For the fiscal
			period from
	For the	For the	January 31, 2005
	Year Ended	Year Ended	through
	June 30, 2007	June 30, 2006	June 30, 2005+
Net Asset Value — Beginning of Period	$11.05	$10.10	$10.00

Income from Investment Operations
Net Investment Income*	0.18	0.15	0.06

Net Gains on Investments (both realized and unrealized)	2.19	0.93	0.04

Total From Investment Operations	2.37	1.08	0.10

Less Distributions
Distributions from Net Investment Income	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	(0.11)	(0.01)	0.00

Total Distributions	(0.28)	(0.13)	0.00

Net Asset Value — End of Period	$13.14	$11.05	$10.10

Total Return	21.61%	10.75%	1.00%[1]

Ratios/Supplemental Data
Net Assets, End of Period (000’s)	$43,188	$25,451	$8,412
Ratio of Expenses to Average Net Assets
Before expense reimbursement	1.29%	1.67%	3.96%[2]
After expense reimbursement[3]	1.25%	1.25%	1.25%[2]
Ratio of Net Investment Income (Loss) to Average Net Assets
Before expense reimbursement	1.60%	1.38%	(0.60%)[2]
After expense reimbursement	1.64%	1.80%	2.11%[2]

Portfolio Turnover Rate	37%	60%	25%

*	Net Investment Income per share has been computed before adjustments for book/tax differences.

+	The Fund commenced investment operations on January 31, 2005.

[1]	Not Annualized.

[2]	Annualized.

[3]	See note 2 to Financial Statements.
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Financial Highlights
Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net Asset Value — Beginning of Year	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26	$33.20

Income from Investment Operations

Net Investment Income (Loss)*	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11	0.16	0.27
Net Gains (Losses) on Investments (both realized and unrealized)	7.29	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99	(0.50)	4.92

Total From Investment Operations	7.33	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10	(0.34)	5.19

Less Distributions

Distributions from Net Investment Income	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)	(0.14)	(0.32)
Distributions from Net Realized Capital Gains	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)	(6.50)	(4.81)

Total Distributions	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)	(6.64)	(5.13)

Net Asset Value — End of Year	$42.74	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26

Total Return	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%	3.05%	16.92%

Ratios/Supplemental Data

Net Assets, End of Year (000’s)	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990	$185,683	$296,803

Ratio of Expenses to Average Net Assets	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%	1.01%	0.95%

Ratio of Net Investment Income (Loss) to Average Net Assets	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%	0.49%	0.76%

Portfolio Turnover Rate	40%	29%	32%	19%	27%	26%	43%	28%	51%	38%

*	Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Financial Highlights
Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net Asset Value – Beginning of Year	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30	$17.40

Income from Investment Operations

Net Investment Income (Loss)*	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05	(0.10)	(0.19)
Net Gains (Losses) on Investments (both realized and unrealized)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91	3.56	4.32

Total From Investment Operations	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96	3.46	4.13

Less Distributions

Distributions from Net Investment Income	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00	0.00	0.00
Distributions from Net Realized Capital Gains	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)	(0.47)	(2.23)

Total Distributions	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)	(0.47)	(2.23)

Net Asset Value – End of Year	$38.79	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30

Total Return	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%	18.92%	26.05%

Ratios/Supplemental Data

Net Assets, End of Year (000’s)	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$87,930	$24,912	$12,196
Ratio of Expenses to Average Net Assets	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%	1.63%	2.16%

Ratio of Net Investment Income (Loss) to Average Net Assets	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%	(0.65%)	(1.35%)

Portfolio Turnover Rate	75%	58%	59%	81%	60%	54%	76%	86%	124%	133%

*	Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2007
1.	Organization and Significant Accounting Policies: Meridian Fund, Inc., (the “Meridian Funds”), is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.

The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.

The primary investment objective of the Growth Fund is to seek long-term growth of capital. Originally named Meridian Fund, the name was changed effective April 20, 2001 to Meridian Growth Fund, to more closely reflect the investment style. There was no change in how the Fund is managed.

The primary investment objective of the Value Fund is to seek long-term growth of capital.

The following is a summary of significant accounting policies for all of the Funds:
a.	Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Investment Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are amortized to maturity based on their cost.

b.	Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.

c.	Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.

d.	Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

e.	Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2007
f.	Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates.

g.	Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.

Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

Permanent book-tax differences, if any, are not included in ending undistributed net investment income (loss) for the purposes of calculating net investment income (loss) per share in the Financial Highlights.

h.	Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

i.	Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax return to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the year of determination. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management is currently evaluating the application of FIN 48 to the Funds, and is not in a position at this time to estimate the significance of its impact, if any, on the Funds’ financial statements.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2007
value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Management is currently evaluating the application of SFAS No. 157 to the Funds, and is not in a position at this time to estimate the significance of its impact, if any, on the Funds’ financial statements.
2.	Related Parties: The Funds have entered into a management agreement with Aster Investment Management Company, Inc. (the “Investment Adviser”). Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Investment Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of June 30, 2007 were as follows:

Equity Income Fund	37.05%
Growth Fund	0.91%
Value Fund	1.07%
The Investment Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets.

The Investment Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets.

The Investment Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly and calculated based on that month’s daily average net assets.

The Investment Adviser has contractually agreed to waive its fee and reimburse expenses, at least until November 1, 2007, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Investment Adviser reimbursed the Equity Income Fund $12,964, but did not reimburse the Growth and Value Funds, during the year ended June 30, 2007.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2007
The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement is made by the Investment Adviser, and expenses in excess of the expense limitation, and repay the Investment Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation.
At June 30, 2007, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is:

Amount	Expiration
$65,276	2008
74,072	2009
12,964	2010
Subject to the approval of the Board of Directors of the Fund, the Fund will repay the Investment Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Investment Adviser can modify or terminate this arrangement at any time.
3.	Capital Shares Transactions: Transactions in capital shares for the year ended June 30, 2007 and the year ended June 30, 2006 were as follows:

	Equity Income Fund
	June 30,	June 30,
	2007	2006
Increase in Fund shares:
Shares sold	1,004,352	1,518,742
Shares issued from reinvestment of distributions	55,411	12,963

	1,059,763	1,531,705
Shares redeemed	(77,844)	(61,043)

Net increase	981,919	1,470,662

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2007

	Growth Fund
	June 30,	June 30,
	2007	2006
Increase in Fund shares:
Shares sold	8,819,099	9,349,992
Shares issued from reinvestment of distributions	2,980,023	805,510

	11,799,122	10,155,502
Shares redeemed	(7,277,834)	(13,664,615)

Net increase (decrease)	4,521,288	(3,509,113)

	Value Fund
	June 30,	June 30,
	2007	2006
Increase in Fund shares:
Shares sold	4,662,351	5,344,976
Shares issued from reinvestment of distributions	5,777,315	5,630,731

	10,439,666	10,975,707
Shares redeemed	(10,210,105)	(23,900,160)

Net increase (decrease)	229,561	(12,924,453)

4.	Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Investment Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $3,000 per annum and a $2,000 purchase of Equity Income Fund, Growth Fund or Value Fund shares, plus expenses and a $1,000 purchase in one of the Funds for each additional Board of Directors meeting attended other than the annual meeting.

5.	Cost of Investments: The cost of investments purchased and the proceeds from sales of investments, excluding short-term obligations, for the year ended June 30, 2007, were as follows:

	Purchases	Proceeds from Sales
Equity Income Fund	$23,226,611	$12,279,325
Growth Fund	744,331,257	713,646,051
Value Fund	1,266,329,404	1,505,250,100

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2007
6.	Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles accepted in the United States. The tax character of distributions made during the fiscal years ended June 30, 2007 and June 30, 2006 were as follows:
2007 Taxable Distributions

		Net
		Long-Term	Total
Fund	Ordinary Income	Capital Gains	Distributions
Equity Income Fund	$618,838	$116,977	$735,815
Growth Fund	15,241,733	124,123,196	139,364,929
Value Fund	17,859,640	223,659,270	241,518,910
2006 Taxable Distributions

		Net
		Long-Term	Total
Fund	Ordinary Income	Capital Gains	Distributions
Equity Income Fund	$165,015	$—	$165,015
Growth Fund	—	35,405,369	35,405,369
Value Fund	26,262,428	206,686,153	232,948,581
7.	Federal Income Taxes: Permanent differences, incurred during the year ended June 30, 2007, resulting from differences in book and tax accounting have been reclassified at year end to undistributed net investment income, accumulated realized gain/(loss) and paid-in capital as follows:

		Increase/(Decrease)	Increase/(Decrease)
	Increase/(Decrease)	Undistributed Net	Accumulated Realized
	Paid-In Capital	Investment Income	Gain/(Loss)
Equity Income Fund	$3,027	$(2,544)	$(483)
Value Fund	(1)	7,485,663	(7,485,662)
The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes at June 30, 2007 is as follows:

		Aggregate Gross	Aggregate Gross
		Unrealized	Unrealized	Net Unrealized
	Aggregate Cost	Appreciation	Depreciation	Appreciation
Equity Income Fund	$35,283,720	$6,081,755	$(149,125)	$5,932,630
Growth Fund	1,570,800,206	451,540,908	(10,961,067)	440,579,841
Value Fund	1,505,223,623	278,735,279	(18,346,143)	260,389,136

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2007
The following ordinary income and long-term capital gains distributions designated for federal income tax purposes are due to the utilization of accumulated earnings and profits distributed to shareholders upon redemption of shares:

		Long-Term
	Ordinary Income	Capital Gains	Total
Equity Income Fund	$1,943	$1,083	$3,026
Components of Accumulated Earnings (Losses) on a Tax Basis

	Equity Income Fund	Growth Fund	Value Fund
Undistributed ordinary income	$694,047	$17,389,182	$44,601,646
Undistributed long-term capital gains	496,166	114,374,607	147,784,119
Post-October losses deferred	—	—	(12)
Unrealized appreciation	5,932,630	440,579,841	260,389,136

Total Accumulated Earnings	$7,122,843	$572,343,630	$452,774,889

Post-October losses represent losses realized on investment transactions from November 1, 2006 through June 30, 2007 that, in accordance with Federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. As of June 30, 2007, the Value Fund had Post-October currency loss deferrals of $12.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
of Meridian Fund, Inc.
In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (constituting Meridian Fund, Inc., hereafter referred to as the “Funds”) at June 30, 2007, the results of each of their operations for the year then ended, the changes in each of their net assets for the two years then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
San Francisco, California
August 24, 2007

Meridian Fund, Inc.
Additional Information
For the Year Ended June 30, 2007
1.	Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.

2.	Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

Disclosure Regarding Approval of Investment Advisory Agreements (Unaudited)
The Directors of the Funds unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Investment Adviser at a meeting held on October 4, 2006.
In preparation for the meeting, the Directors received and evaluated information supplied by the Investment Adviser in response to a letter prepared by counsel, at the Board of Director’s request, which identified items that should be reviewed in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. The Directors examined and considered, among other items, performance and expense information of other investment companies with similar objectives, derived from data compiled by an independent third-party provider. The Independent Directors of the Funds also met in a private session at which no representatives of the Investment Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In reaching their conclusions, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and any other amounts paid under the Advisory Agreements. The Directors based their decisions on the evaluation of all factors taken as a whole and did not consider any one factor as all-important or controlling. Some of the factors considered are discussed in more detail below.
The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Investment Adviser and the resources the Investment Adviser has dedicated to performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Investment Adviser’s demonstrated ability, over time, to achieve a highly competitive rate of return for long-term investors. The quality of other services, including the Investment Adviser’s assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs also was considered. The Directors considered the consistency of the Funds’service quality when forming a basis for their confidence in the Investment Adviser’s integrity and competence, in light of their on-going experience as Directors of the Funds. The Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided (and expected to be provided) to the Funds under the Advisory Agreements.
In addition to the information reviewed by the Directors during the meeting, the Directors receive detailed monthly performance reports for the Funds throughout the year. These reports present the Funds’ performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser’s management of the Funds’ investment portfolios has resulted in competitive performance overall and, in particular, returns for long-term investors that are above average.
The Directors considered the direct and indirect costs incurred by the Investment Adviser in providing investment management services for the Funds. In light of the changes in assets under management for each Fund during relevant time periods, the Directors concluded that economies of scale currently being realized do not necessarily warrant the implementation of additional breakpoints for any of the Funds. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, the Directors believe that current advisory fee levels reflect an equitable sharing of benefits with shareholders.

Disclosure Regarding Approval of Investment Advisory Agreements (Unaudited) (continued)
The Directors concluded that profits being realized by the Investment Adviser from its relationship with the Funds are reasonable and appropriate, based on the business judgment of the Directors, with consideration duly given to, among other things, the nature and quality of services provided, the outstanding long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure.
The Directors additionally considered certain benefits the Investment Adviser realizes due to its relationship with the Funds. In particular, the Investment Adviser has arrangements under which certain brokers may provide industry research to the Investment Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Investment Adviser’s trading activities on behalf of the Funds. The Directors acknowledge that the Funds’ shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements.

Information About the Directors and Officers of Meridian Fund, Inc.
The individuals listed below serve as directors or officers of Meridian Fund, Inc. (the “Meridian Funds”). Each director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each officer of the Meridian Funds is elected annually by the Board of Directors. The address of all officers and directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds’ Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call Meridian at 1-800-446-6662.
Interested Directors *
Richard F. Aster, Jr. (67)
Positions(s) Held with Fund: President, Chairman of the Board, Portfolio Manager
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: President, Aster Investment Management, Inc.
Number of Portfolios Overseen: 3
Other Directorships: N/A
Michael Stolper (62)
Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Investment Adviser and Broker/Dealer, Stolper & Company, Inc.
Number of Portfolios Overseen: 3
Other Directorships: Kane Miller Publishing, Window Pane Funds, LLC

*	Aster Investment Management, Inc. is investment adviser to the Meridian Funds. Mr. Stolper is a minority owner of Aster Investment Management, Inc.

Information About the Directors and Officers of Meridian Fund, Inc. (continued)
Independent Directors

Ronald Rotter (64)
Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 2, 2007
Principal Occupation(s) During Past 5 Years: Co-founder and Managing Partner, RBR Capital Management; Founder and Portfolio Manager, RLR Capital
Number of Portfolios Overseen: 3
Other Directorships: N/A
Michael S. Erickson (55)
Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Private Investor
Number of Portfolios Overseen: 3
Other Directorships: AeroAstro, The Marin School
James Bernard Glavin (72)
Positions(s) Held with Fund: Vice Chairman of the Board
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Chairman of the Board, The Immune Response Corp.
Number of Portfolios Overseen: 3
Other Directorships: N/A
Herbert Charles Kay (70)
Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Private Investor
Number of Portfolios Overseen: 3
Other Directorships: N/A
Officers
Gregg B. Keeling, CPA (52)
Positions(s) Held with Fund: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer
Length of Service (Beginning Date): April 1999
Principal Occupation(s) During Past 5 Years: Aster Investment Management, Inc., Vice President of Operations and Chief Compliance Officer

2007 TAX NOTICE TO SHAREHOLDERS (Unaudited)
The information set forth below is for each Fund’s fiscal year as required by federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a Fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2008. Please consult your tax advisor for proper treatment of this information.
Pursuant to Internal Revenue Code Section 852(b)(3), the Funds listed below designate the amounts listed below as a long-term capital gain distribution of the year ended June 30, 2007:

Equity Income Fund	$118,060
Growth Fund	$124,123,196
Value Fund	$223,659,270
Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below designate a percentage of their ordinary income dividends distributed during the year ended June 30, 2007 as qualifying for the corporate dividends-received deduction:

Equity Income Fund	92.70%
Growth Fund	29.98%
Value Fund	35.02%
Pursuant to Section I (h)(11) of the Internal Revenue Code, the Funds listed below designate the following amounts of their income dividends paid during the year ended June 30, 2007 as qualified dividend income (QDI):

Equity Income Fund	88.53%
Growth Fund	36.08%
Value Fund	35.28%
U.S. Government interest represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exception of these amounts from state income for the Funds.
U.S. Government interest:

Equity Income Fund	0.00%
Growth Fund	1.21%
Value Fund	3.82%

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MERIDIAN FUND, INC.
This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Officers and Directors
RICHARD F. ASTER, JR.
President and Director
MICHAEL S. ERICKSON
JAMES B. GLAVIN
HERBERT C. KAY
RONALD ROTTER
MICHAEL STOLPER
Directors
GREGG B. KEELING
Chief Financial Officer
Treasurer and Secretary
Chief Compliance Officer
Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PFPC INC.
King of Prussia, Pennsylvania
(800) 446-6662
Counsel
MORRISON & FOERSTER LLP
Washington, D.C.
Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
MERIDIAN EQUITY INCOME FUND®
MERIDIAN GROWTH FUND®
MERIDIAN VALUE FUND®
ANNUAL REPORT
60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306
Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662
June 30, 2007